December 10, 2019

Heather Clark or Jean Yu
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:     ACCO Brands Corporation
Form 10-K for the Year Ended December 31, 2018
Form 10-Q for the Quarter Ended September 30, 2019
File No. 001-08454

Dear Ms. Clark or Ms. Yu,

This letter is in response to your comment letter dated November 14, 2019, addressed to Neal V. Fenwick, Chief Financial Officer of ACCO Brands Corporation.

As discussed with you on November 19, our period to respond was extended to December 10. As agreed with you on December 9, 2019, we hereby request that the Commission extend the time for ACCO Brands Corporation to provide the requested response until December 20, 2019.

Please advise the undersigned as soon as possible if there is any question.

Sincerely,
/s/ Kathleen D. Hood
Kathleen D. Hood
Senior Vice President,
Chief Accounting Officer